The Cover Page of the Report is titled "Latshaw Enterprises, Inc.
1995 Annual Report."

     Listed in the lower left hand corner of the Cover Page are the following:

     Wescon
     Latshaw Tools
     Helton
     Coast
     I.H. Molding

                            CORPORATE DIRECTORY

           DIRECTORS                               OFFICERS

         Michael E. Bukaty                         John Latshaw
         President and Chief Operating Officer     Chairman of the Board,
         LATSHAW ENTERPRISES, INC.                 Chief Executive Officer
                                                   and Managing Director

         James C. Gale                             Michael E. Bukaty
         Managing Director                         President and
         Gruntal & Co., Inc.                       Chief Operating Officer
         New York, New York
         Investment Banker                         David G. Carr
                                                   Senior Vice President,
         Constance H. Latshaw                      Chief Financial Officer
         Private Investor                          and Secretary

         John Latshaw                              GENERAL CORPORATE DATA
         Chairman of the Board,
         Chief Executive Officer and               General Counsel
         Managing Director                         Hillix, Brewer, Hoffhaus
         LATSHAW ENTERPRISES, INC.                 Whittaker & Wright
                                                   2420 Pershing Road
         David M. Pangrac                          Kansas City, Missouri 64108
         President
         Pangrac & Associates Consultants, Inc.    Auditors
         Port Aransas, Texas                       Ernst & Young
                                                   1200 Main Street
         Elizabeth A. Reid-Scott                   Kansas City, Missouri 64105
         Private Investor
                                                   Common Stock
         L. Chandler Smith                         Traded in
         Director of Corporate Development         over-the-counter market
         LATSHAW ENTERPRISES, INC.
                                                   Stock Transfer Agent,
                                                   Registrar and Dividend
         This Fiscal 1995 Annual Report on         Disbursing Agent
         Form 10-K includes the financial          United Missouri Bank, N.A.
         statements but excludes pages of          928 Grand Avenue
         routine exhibits contained in the         Kansas City, MO 64141
         Form 10-K filed with the Securities
         and Exchange Commission.  We will         Corporate Headquarters
         furnish the excluded exhibits to          and Wescon Products
         you upon request.                         2533 S. West Street
                                                   P.O. Box 7710
                David G. Carr                      Wichita, KS 67277
                  Secretary                        Telephone (316)942-7266

                             FORM 10-K

                   SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.
                                20549

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 28, 1995.

                                OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6072

                      LATSHAW ENTERPRISES, INC.
       (Exact name of registrant as specified in its charter)

        Delaware                             44-0427150
(State of incorporation)                 (I.R.S. Employer
                                         Identification No.)

2533 South West Street
Wichita, Kansas                                   67217
(Address of principal executive offices)        (Zip Code)

Registrant's telephone number, including area code:(316) 942-7266

Securities registered pursuant to Section 12(g) of the Act:

             Common Stock, $2.00 par value per share
                        (Title of Class)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X                    No


     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ].

    The aggregate market value of the voting stock held by non-affiliates of the registrant (persons other than directors, officers and beneficial owners of more than 5% of the outstanding stock) as of December 31, 1995, computed by reference to the mean of the closing bid and asked prices on January 2, 1996 as quoted by Mesirow Capital, Inc., Chicago, Illinois was $821,873. The non-inclusion of shares held by directors, officers and beneficial owners of more than 5% of the outstanding stock shall not be deemed to constitute an admission that such persons are affiliates of the registrant within the meaning of the Securities Exchange Act of 1934.

     The number of outstanding shares of the registrant's common stock as of December 31, 1995 was 500,324 shares.


                   DOCUMENTS INCORPORATED BY REFERENCE

                                             Part of the Form 10-K
                                             Into Which the
                                             Document
Description of Document                      is Incorporated

The information included under the
captions entitled "Election of
Directors," "Security Ownership of
Certain Beneficial Owners and
Management," "Compensation of
Directors and Executive Officers,"
and "Certain Transactions and
Relationships" in the registrant's
definitive proxy statement to be
filed with the Commission pursuant
to Regulation 14A with respect to
its 1996 annual meeting of stockholders.          Part III

                               PART I

Item 1 - Business.

     Latshaw Enterprises, Inc., formerly known as Conchemco, Incorporated (the "Company"), is a holding company and through its affiliated subsidiaries, Wescon Products Company, Helton, Inc., Coast Wire & Plastic Tech, Inc. and I.H. Molding, Inc., produces and markets component parts for a wide range of original equipment manufacturers as well as consumer products. In addition to its holding company activities, the Company has also invested in the equity securities of other publicly traded corporations.

Wescon Products Company

     Wescon Products Company ("Wescon"), the Company's largest subsidiary, operates from two plants in Wichita, Kansas and consists of three divisions.

     The Controls Division serves principally manufacturers of equipment utilizing small gasoline powered engines. Light-duty controls are produced for regulating the operation of the engines, both for throttling and for the government mandated consumer products safety controls now required for lawn-mowing machines. While Wescon is one of the largest producers of controls for the outdoor power equipment industry, investments have been made over the past several years for expansion of the Controls Division into the medium-duty controls area of the market. These controls are designed for regulating hydraulically and mechanically powered truck and off-road equipment industries. Although these are mature markets, they represent a significant opportunity for expansion into related industries of higher technology.

     The Plastics Division produces custom injection molded products and provides related services for a wide range of customers. This Division has continued to expand its customer base by providing services in the areas of mold design, product design, material selection, mold manufacturing, and automated secondary assembly. These services are purchased by companies in the outdoor power equipment industry, the cosmetic industry, and a wide variety of companies in the industrial sector. Thick sectioned packages such as jars, powder cases, lids, and caps are presently manufactured on this Division's 33 injection molding machines. Secondary manufacturing processes further support Wescon's entry into this market by providing customers with services such as hot stamping, pad printing, hinge pin insertion, sonic welding, and engraving. In the industrial sector, parts are molded for equipment components such as handles for welding guns, hose couplings, battery cases, housings for electronic assemblies, and housings for telecommunications equipment.

     The Consumer Products Division was formed thirteen years ago. Hand tools have been designed and manufactured through this Division to further utilize Wescon's existing equipment now used for the manufacture of Controls and Plastics products. Products presently being manufactured and marketed under the name "Latshaw Tools" include a broad line of automotive oriented hand-held snow and ice removal tools under the "ICE BREAKER" trade name and a family of ratcheting tools under the "MR. RATCHET" trade name. The MR. RATCHET tools include a ratcheting nutdriver tool set, a ratcheting screwdriver with six interchangeable tips and a fixed shaft non-ratcheting screwdriver with twenty-eight tips. These new consumer and professional products are marketed through hardware chains, automotive parts stores, grocery chains, and a wide variety of mass merchandisers. They are designed to appeal to the more discriminating buyer.

     All of the products are distributed throughout the United States through direct salesmen and manufacturers' representatives. In fiscal 1995, Mary Kay Cosmetics, Inc. accounted for 12% of net sales. In fiscal 1994, Mary Kay Cosmetics, Inc. accounted for 14% of net sales and Toro Corp. accounted for 10%. Sales by the Company to Mary Kay Cosmetics, Inc. accounted for 15% and Toro Corp. accounted for 11% of net sales in fiscal 1993.

     Mechanical controls are produced by at least six manufacturers and the Company believes that Wescon is the major supplier of controls to the outdoor power equipment industry, which includes walk-behind and riding mowers, garden tractors, tillers, edgers and snow removal equipment. Plastic injection molding production is a highly competitive business, with many producers throughout the United States. Wescon's consumer product business is subject to extensive competition.

     Backlogs of Wescon are about the same as last year's levels.
Sales volume has little seasonal variation, with the exception of the third quarter (May-July), when volume is lower than the other quarters.

     Raw materials are readily available from both foreign and domestic sources.

Helton, Inc.

     Helton, Inc. ("Helton"), an 80% owned subsidiary acquired by the Company in 1990, is located in Morrison, Tennessee. It manufactures vacuum formed reusable plastic containers for original equipment manufacturers in the automotive and marine industries.
In 1992, Helton began production of plastic component parts for furniture manufacturers.

Coast Wire & Plastic Tech, Inc.

     Coast Wire & Plastic Tech, Inc. began operations in 1993 when the Company acquired the operating assets of Coast Wire Tech, Inc., Gardena, California. This subsidiary manufactures high performance specialty electrical wire and low noise cable for commercial electronic applications.

I.H. Molding, Inc.

     On September 1, 1995, the Company acquired the operating assets of I.H. Molding, Inc. in Dallas, Texas for $1,226,000. This wholly owned subsidiary of Wescon Products Company has seven injection molding machines which produce molded plastic products for a wide range of customers. Secondary manufacturing processes available to these customers include hot stamping, pad printing, hinge pin insertion, sonic welding and shrink wrap packaging.

Investment Activities

     In addition to its holding company activities, the Company has also invested in the common stock of Stifel Financial Corp., whose headquarters are located in St. Louis, Missouri. As of the end of 1995 fiscal year, the Company owned 75,014 shares, or approximately 1.8%, of the outstanding common stock of Stifel Financial Corp. Stifel Financial Corp. and its subsidiaries are engaged in general securities brokerage, public and corporate finance, and investment advisory businesses.

     The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange. See Note 7 of the Notes to Consolidated
Financial Statements set forth in this Form 10-K which is included herein by reference.

Employees

     The Company has approximately 500 employees and considers relations with its employees to be good.

Industry Segment Information

     Industry segment information concerning the Company is not presented herein. Management of the Company has determined that none of the Company's subsidiaries or divisions thereof constitute reportable industry segments under applicable accounting standards.

Executive Officers of the Company

                       An Executive    Positions and Offices
                       Officer of the  Held with the Company
Name              Age  Company Since   as of December 31,1995(1)
John Latshaw       74     1987(2)      Chairman of the Board of
                                       Directors, Managing
                                       Director and Chief
                                       Executive Officer

Michael E. Bukaty  59     1984(3)      President and Chief
                                       Operating Officer

David G. Carr      50     1984(4)      Senior Vice-President,
                                       Chief Financial Officer
                                       and Secretary

(1) Unless otherwise indicated, each of the executive officers has held the same position with the Company during the last five years. Any other principal occupations or employment of such persons during the past five years is also indicated below.

(2) Mr. Latshaw also serves as Chairman of the Board of Directors of Wescon Products Company, a wholly-owned subsidiary of the Company and a manufacturer. In addition, Mr. Latshaw has served as Chairman of the Board of Helton, Inc., an 80% owned subsidiary of the Company and a manufacturer of plastic products, since August 1993, as Chairman of the Board and Chief Executive Officer of Coast Wire & Plastic Tech, Inc., a wholly-owned subsidiary of the Company and a cable and wire manufacturer, since December 1993, and as Chairman of the Board and Chief Executive Officer of I.H. Molding, Inc., a wholly-owned subsidiary of Wescon Products Company and a manufacturer of plastic products, since September 1995. Mr.
               Latshaw served as Chairman of the Board of Directors of Latshaw Garden & Leisure, Inc., a subsidiary of the Company and formerly a distributor of consumer products and garden tools, from July 1989 until it liquidated its inventory in 1992. Mr. Latshaw is the father of Constance H. Latshaw and
               Elizabeth A. Reid-Scott, directors of the Company.

(3)            Mr. Bukaty also serves as President and Chief Executive
               Officer of Wescon Products Company, a wholly-owned subsidiary of the Company and a manufacturer. In addition, Mr. Bukaty has served as President of Coast Wire & Plastic Tech, Inc., a wholly-owned subsidiary of the Company and a cable and wire manufacturer, since December 1993, and as President of I.H.
               Molding, Inc., a wholly-owned subsidiary of Wescon Products
               Company and a manufacturer of plastic products, since
               September 1995.

(4)            Mr. Carr also serves as Senior Vice President, Chief Financial
               Officer, Secretary and Treasurer of Wescon Products Company, a wholly-owned subsidiary of the Company and a manufacturer.
               Mr. Carr has also served as Secretary/Treasurer and a director of Coast Wire & Plastic Tech, Inc., a wholly-owned subsidiary of the Company and a cable and wire manufacturer, since
               December 1993, and as Secretary/Treasurer and a director of I.H. Molding, Inc., a wholly-owned subsidiary of Wescon
               Products Company and a manufacturer of plastic products, since September 1995.

Item 2 - Properties.

     The Company operates the principal facilities listed below, all of which are considered well-maintained and suitable for the purpose for which they are being used:

                               Approximate
Location                       Floor Space        Leased or Owned

Wescon Products Company
Wichita, Kansas

1. Controls Division Plant    110,000 sq. ft.     Owned
2. Plastics Division Plant     75,000 sq. ft.     Owned

Helton, Inc.
Morrison, Tennessee

1. Plastics Vacuum Forming     40,000 sq. ft.     Owned
   Plant

I.H. Molding, Inc.
Dallas, Texas

1. Plastic Injection           20,000 sq. ft.     Leased
   Molding Plant

Coast Wire & Plastic Tech, Inc.
Gardena, California

1. Electrical Wire Forming     20,000 sq. ft.     Leased
   Plant

Item 3 - Legal Proceedings.

     Except as set forth below, there are no material pending legal proceedings other than ordinary routine litigation incidental to the business, to which either the Company or its subsidiaries are a party or of which any of the property of such entities is the subject.

     On August 13, 1993 the Company received an inquiry from the United States Environmental Protection Agency ("EPA") concerning the disposal of hazardous substances at the Doepke-Holliday Super Fund Site (the "Site") in Johnson County, Kansas. In the letter, the EPA stated that it had information indicating that wastes from the Company were disposed of at the Site. The Company has no records of any such disposal of wastes at the Site. However, the Company no longer has access to most of the records of two divisions which it operated during the relevant time period and subsequently sold, a paint and chemical coatings division and a manufactured housing division.

     The Company has agreed to participate in the Holliday Remediation Task Force (the Task Force), a group of potentially responsible parties for the Site. The Task Force currently has 40 active members and is negotiating participation by other potentially responsible parties. Parties who join the task force agree to participate at one of five specified levels of contribution based upon the Task Force's assessment of liability and to pay a portion of future response and remediation costs based upon their specified level of contribution. The Company will participate in the third contribution level and the Task Force's preliminary estimate of the amount of financial contribution which may be required from the Company at that level is $75,000 to $100,000. A consent decree between the Task Force and the EPA has not been executed; neither ultimate liability nor costs are ascertainable at this time. Based upon the information provided by the Task Force, the Company estimates the amount of the financial contribution by the Company, including legal and consulting costs associated with the contingency, that may be required will be $150,000.

     At October 29, 1994, the Company accrued a current liability of $150,000 relating to this contingency. The Company paid approximately $25,000 with respect to this matter during fiscal year 1995, and its accrued expenses at October 28, 1995 includes a current liability of $125,000 relating to this contingency. The Company does not expect final closure of this matter during fiscal year 1996. As a result of this matter, the Company has requested copies of insurance policies that were in effect during the period the contamination allegedly took place. The Company plans to evaluate the coverage that existed during this period and determine whether a claim should be filed with the carrier. The Company's ability to obtain contribution from the insurance carrier is not ascertainable at this time.

     In the event the Company ultimately pays certain costs as a potentially responsible party, it is the opinion of management, based upon currently available information, that any such costs or liability is not likely to materially vary from the amount accrued at October 28, 1995.

Item 4 - Submission of Matters to a Vote of Security Holders.

     The Annual Meeting of Stockholders was held on October 6,
1995.

     At the meeting, the stockholders (i) elected two directors for three-year terms and (ii) ratified the appointment of Ernst & Young as independent auditors of the corporation for the fiscal year ended October 28, 1995. The number of votes cast for, against and withheld, and the number of abstentions and broker nonvotes as to each such matter, including a separate tabulation with respect to each nominee for director, are set forth below:

1.  Election of Directors

Nominees                      Votes For         Votes Withheld

Constance H. Latshaw           376,246              8,711
David M. Pangrac               377,227              7,730

2.  Ratification of Independent Auditors

For:       376,944
Against:     5,630
Abstained:   2,383
Broker
  Nonvotes:      0

                               PART II

Item 5 - Market for Registrant's Common Equity and Related
         Stockholder Matters.

     The Company's common stock is traded on the over-the-counter market. There are two market makers in the Company's stock. The high and low bid quotations of the stock for each quarter during the past two fiscal years were:

                              1995                  1994
                          HIGH     LOW          HIGH     LOW

     Nov. - Jan.          8 1/2  -   7          7 1/2  -   6
     Feb. - Apr.          7      -   7          8      -   6 1/2
     May  - Jul.          8      -   7          8 1/8  -   7 1/2
     Aug. - Oct.          8      -   7          8 1/2  -   7 1/2

     The source of the high and low bid quotations provided above was Mesirow Capital, Inc., Chicago, Illinois.

     The Company had approximately 450 shareholders of record on December 31, 1995.

     No cash dividends were declared during fiscal years 1994 or 1995. The Company does not currently expect to pay cash dividends in the immediate future. Under the existing agreement of the Company and Wescon Products Company, the Company's largest subsidiary, with their primary lender, Wescon Products Company may make only such payments to the Company as are provided in the Company's corporate budget, not to exceed $125,000 per month.

Item 6 - Selected Financial Data.

     The information included in the schedule entitled "Five Year
Summary" contained in Exhibit 99 to this Form 10-K is incorporated herein by reference.

Item 7. - Management's Discussion and Analysis of Financial
          Condition and Results of Operations.

     In 1995, sales increased 6.1% to $41,102,000 from the 1994 level of $38,732,000. This compares to a 25.2% increase in 1994 from the 1993 level of $30,941,000. Included in the sales numbers for 1995 are revenues of $331,000 which were attributable to Latshaw's acquisition and operation of the assets of I. H. Molding, Inc. in Dallas, Texas. This acquisition was completed September 1, 1995. In 1995, all the Company's product groups experienced sales increases. In the first six months of 1995 sales increased 15.1% and in the last six months sales decreased 3.2% compared to comparable periods in 1994. The decrease in sales volume for the second half of 1995 appears to be the result of a general slowing of the economy.

     Gross profit as a percentage of sales was 21.8% in 1995 compared to 24.5% in 1994 and 22.9% in 1993. The improvement in 1994 resulted from manufacturing efficiencies and higher sales volume. In 1995, increased raw material costs were experienced by all of the Company's product groups, which was the primary cause for the decrease in gross profit.

     In 1995, selling, general and administration expense was $6,474,000, which is 15.8% of sales, compared with $6,795,000 or 17.5% in 1994 and $5,445,000 or 17.6% in 1993. The increase in selling, general and administrative expense since 1993 was due primarily to costs associated with higher sales volumes such as commissions and performance incentives. In addition, 1994 expenses include $250,000 and $150,000 of nonrecurring costs related to the termination of a long term lease agreement and an environmental contingency reserve, respectively. Excluding these expenses in 1994, selling, general and administrative expenses have been decreasing as a percent of sales because of the economies of scale gained as a result of the higher sales volume.

     Interest expense for 1995 was $523,000 compared to $361,000 and $277,000 in 1994 and 1993, respectively. The increases in both
1995 and 1994 were due to higher bank debt which was used to finance acquisitions as well as inventory and receivables growth as a result of increased sales volume. Borrowing costs in 1995 and 1994 were also higher because of the increase in interest rates the Company paid on its outstanding convertible subordinated debentures and bank borrowings.

     In 1994 and 1993, the Company had realized losses on the sale of marketable equity securities of $997,000 and $2,587,000, respectively. In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after October 30, 1994. In accordance with SFAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle. Under SFAS No. 115, marketable equity securities held by the Company are classified as available for sale. Available for sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders equity. For 1994 and 1993, the Company's marketable equity securities were carried at the lower of aggregate cost or market value. For 1994 and 1993 Latshaw had unrealized gains on these securities of $712,000 and $3,168,000, respectively.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS) No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions" and SFAS No. 109 "Accounting for Income Taxes," both of which have been adopted by the Company in its Consolidated Financial Statements for the year ended October 30, 1993. The cumulative effect of adopting SFAS No. 106 and SFAS No. 109 decreased 1993 net income by $241,000 and $440,000, respectively.

     The Company's effective income tax rate was 38% in 1995. The Company had an income tax rate of 42% in 1994 and a 9% rate in 1993. See Footnote 6 to the Consolidated Financial Statements for a reconciliation of the income tax provision to the amount computed at the Federal statutory rate. The higher rate in 1994 is principally attributable to an increase in the valuation reserve resulting from the effect of increased capital loss carryforwards related to the sale of marketable equity securities in 1994, net of the $712,000 reduction of cumulative unrealized capital losses on marketable equity securities. The lower rate in 1993 is principally attributable to decreases in the valuation reserve, originally provided in accordance with SFAS No. 109. Such decreases in the valuation reserve related to the $3,168,000 reduction of cumulative unrealized capital losses on marketable equity securities, net of the effect of increased capital loss carryforwards resulting from the sale of securities in 1993, and the effect of the improved profitability of the Company's operations in 1993.

     Latshaw had net income of $1,329,000, $1,193,000 and $1,190,000 for 1995, 1994 and 1993, respectively. Higher sales, new product introductions and improved operating efficiencies contributed to the growth of net income for those years.

     At year end, net working capital was $8,991,000 in 1995, $8,427,000 in 1994 and $7,632,000 in 1993. The ratio of current assets to current liabilities was 2.1, 2.2, and 2.4 at the end of 1995, 1994 and 1993, respectively.

     In 1995, net cash provided by operating activities totaled $1,676,000 resulting from net income of $1,329,000 and $1,570,000 from noncash charges for depreciation, less the effects of cash requirements to fund an increase in receivables and a reduction in accounts payable. These funds combined with additional bank borrowings were used by Latshaw to acquire the operating assets of I.H. Molding for $637,000 in cash and purchase other property, plant and equipment of $1,916,000. Net cash provided by operating activities in 1994 totaled $1,938,000 resulting primarily from $1,193,000 in net income and significant noncash charges for depreciation and amortization, less the effects of cash required to fund the increases in working capital required to support increased sales. These funds combined with additional bank borrowings were used by the Company to acquire the operating assets of Coast Wire
& Plastic, Tech, Inc. for $690,000 and purchase $1,919,000 of property, plant and equipment. In 1993, net cash provided by operating activities totaled $710,000, resulting from improved net income and higher noncash charges for depreciation and amortization, less the effects of the noncash gains on marketable equity securities and the use of cash required to fund increases in accounts receivable and inventories caused by higher sales volume. The cash provided by operating activities and the $2,500,000 in proceeds from the issuance of convertible subordinated debentures on November 6, 1992 allowed the Company to retire a $1,250,000 note payable to a shareholder and purchase $2,192,000 of property, plant and equipment.

     At October 28, 1995, the Company, through its subsidiary, Wescon Products Company, has an unused line of credit for short-term bank borrowings of $2,900,000 remaining of the $6,000,000 available, providing for interest at prime. This line of credit is collateralized by equipment, real estate, marketable equity securities, inventories, and accounts receivable. The Company, through its subsidiary, Helton, Inc., also has outstanding borrowings of $125,000 at October 28, 1995 on a $350,000 bank line of credit, with interest at prime plus 1.25 percent. This line of credit is collateralized by inventory accounts receivable of Helton, Inc. Management believes that the combination of funds available through its bank lines of credit along with the anticipated cash flow from operations will provide the capital resources necessary to meet the Company's current working capital needs. Despite the Company's existing capital resources, opportunities may arise that Management believes would enhance the value of the Company that could require financing not currently provided for. There were no significant capital expenditure commitments outstanding at the end of the fiscal year.

Item 8 - Financial Statements and Supplementary Data.

     The information in the Consolidated Statements of Income, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Shareholders' Equity, Notes to
Consolidated Financial Statements and Report of Independent
Auditors in Exhibit 99 to this Form 10-K is incorporated into this
Item 8 by reference.

Item 9 - Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure.

     Not Applicable.

                               PART III

Item 10 - Directors and Executive Officers of the Registrant.

Item 11 - Executive Compensation.

Item 12 - Security Ownership of Certain Beneficial Owners and
          Management.

Item 13 - Certain Relationships and Related Transactions.

     The information included under the captions entitled "Election of Directors," "Security Ownership of Certain Beneficial Owners and Management," "Compensation of Directors and Executive Officers" and "Certain Transactions and Relationships" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A with respect to its 1995 annual meeting of stockholders, is incorporated into Items 10, 11, 12, and 13 above by reference.


                               PART IV

Item 14 - Exhibits, Financial Statement Schedules, and Reports on Form 8-K

     (a)(1) Financial Statements. The following financial statements contained in Exhibit 99 to this Form 10-K are incorporated herein by reference:

               Consolidated Statements of Income - for the years ended October 28, 1995, October 29, 1994 and October 30, 1993

               Consolidated Balance Sheets - October 28, 1995 and October 29,
               1994

               Consolidated Statements of Cash Flows - for the years ended October 28, 1995, October 29, 1994 and October 30, 1993

               Consolidated Statements of Shareholders' Equity - for the years ended October 28, 1995, October 29, 1994 and October 30, 1993

               Notes to Consolidated Financial Statements

               Report of Independent Auditors

     (a)(2)  Financial Statement Schedules.

     The following financial statement schedules attached hereto are incorporated herein by reference:

               Schedule  I - Condensed Financial Information of Registrant

               Schedule II - Valuation and Qualifying Accounts

     All other schedules are omitted because they are not applicable or the information is contained in the financial statements or notes thereto.

     (a)(3)  Exhibits.

               (3)(a)  Certificate of Incorporation of Latshaw
                       Enterprises, Inc. as amended (incorporated by reference from Exhibit (3)(b) to the Form 10-Q filed by the Company with the Commission for the quarter ended August 3, 1991).

               (3)(b) By-laws of Latshaw Enterprises, Inc., as amended (incorporated by reference from Exhibit (3)(d) to the Form 10-Q filed by the Company with the Commission for the quarter ended August 3, 1991).

               (4)(a) Form of Indenture between Latshaw Enterprises, Inc. and Mark Twain Bank, respecting Debentures due November 2022 (incorporated by reference from Exhibit 4(a) to Post-Effective Amendment No. 1 to the Registration Statement on Form S-2, Registration No. 33-51088, filed by the Company with the Commission on October 8, 1992).

               (4)(b) Form of Debenture due November 2022 (incorporated by reference from Exhibit 4(b) to Post-Effective Amendment No. 1 to the Registration Statement on Form S-2, Registration No. 33-51088, filed by the Company with the Commission on October 8, 1992).

               (10)(a) Fiscal 1996 Key Management Bonus System.

               (10)(b) 1987 Employee Stock Benefit Plan (incorporated by
                       reference from Exhibit (10)(d) to the Annual Report on Form 10-K filed by the Company for the fiscal year ended October 29, 1988).

               (10)(c) Stock Option Agreement executed pursuant to the
                       1987 Employee Stock Benefit Plan (incorporated by reference from Exhibit (10)(e) to the Annual Report on Form 10-K filed by the Company with the Commission for the fiscal year ended October 29,
                       1988).

               (11)    Computation of Net Income Per Share

               (21)    Subsidiaries of Latshaw Enterprises, Inc.

               (23)    Consent of Ernst & Young

               (24)    Powers of Attorney

               (27)    Financial Data Schedule

               (99)    Company Financial Statements

(b) Reports on Form 8-K

     No Form 8-K's were filed during the last quarter of the period covered by this report.


                              SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                  LATSHAW ENTERPRISES, INC.
                                       (Registrant)


                             By: /s/ David G. Carr
                                 David G. Carr
                                 Senior Vice-President, Chief
                                 Financial Officer and
                                 Secretary

                              Dated:  January 18, 1996

                          Latshaw Enterprises, Inc.
             Schedule II - Valuation and Qualifying Accounts
                         Year ended October 28, 1995

                                        Additions
                                             Charged to
                     Balance at  Charged to  Other                    Balance
                     Beginning   Cost and    Accounts-   Deductions-  at End of
     Description     of Period   Expenses    Describe    Describe     Period
                                   (Thousands of Dollars)

Year ended October
 28, 1995:
Deducted from asset
 accounts:
 Allowance for
  doubtful accounts    $  110      $ 67       $  -        $    56(1)    $   121
 Reserve for
  inventory
  obsolescence              2       130          -             83(3)         49
 Valuation reserve
  for deferred tax
  assets                1,398         -          -             13(6)      1,385
                       $1,510      $197       $  -        $   152        $1,555

Year ended October
 29, 1994:
Deducted from asset
 accounts:
 Allowance for
  doubtful accounts    $   96      $ 31       $  -        $    17(1)     $  110
 Marketable equity
  securities valuation
  allowance - lower
  of cost or market       712         -          -            712(2)          -
 Reserve for
  inventory
  obsolescence             20         2          -             20(3)          2
 Valuation reserve
  for deferred tax
  assets                1,160       238          -              -         1,398

                       $1,988      $271       $  -        $   749        $1,510

Year ended October
 30, 1993:
Deducted from asset
 accounts:
 Allowance for
  doubtful accounts    $   89      $ 23       $  -        $    16(1)     $   96
 Marketable equity
  securities valuation
  allowance - lower
  of cost or market     3,880         -          -          3,168(2)        712
 Reserve for
  inventory
  obsolescence             33        20          -             33(3)         20
 Valuation reserve for
  deferred tax assets   1,721(4)      -          -            561(5)      1,160

                       $5,723     $  43       $  -        $ 3,778        $1,988

  (1) Uncollectible accounts written off, net of recoveries.
  (2) Unrealized gains on marketable equity security portfolio.
  (3) Inventory to which this reserve was related was disposed.
  (4) Valuation reserve recorded effective November 1, 1992 in connection with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
  (5) Reduction in reserve attributable to improved profitability of the Company on the estimated realizability of certain deferred tax assets as well as a reduction in net realized and unrealized capital losses on marketable equity securities on which a valuation reserve was previously provided.
  (6) Reduction in reserve attributable to unrealized capital gains on marketable equity securities on which a valuation reserve was previously provided.

                               Exhibit 11

                      Latshaw Enterprises, Inc.
                Primary and Fully Diluted Net Income
                    per Common Share Computation

                                 Year ended       Year ended        Year ended
                                 October 28,      October 29,       October 30,
                                   1995             1994                1993
                                       (In Thousands Except Per Share Data)
Primary
Net income applicable to common
 shareholders                    $1,329           $1,193            $1,190

Weighted average number of
 common shares outstanding
 during the period                  496              492               506
Add - common equivalent shares
 (determined using the "treasury
 stock method") representing
 shares issuable upon the
 exercise of stock options
 granted                             20               20                 3
Weighted average number of
 common and common equivalent
 shares outstanding                 516              512               509

Net income per share              $2.58            $2.33             $2.34

Fully Diluted
Net income                       $1,329           $1,193            $1,190
Add - interest expense of
 convertible subordinated
 debentures                         145              113               113
Net income applicable to
 common shareholders             $1,474           $1,306            $1,303

Weighted average number of
 common shares outstanding
 during the period                  496              492               506
Add - common equivalent shares
 (determined using the "treasury
 stock method") representing
 shares issuable upon the
 exercise of stock options
 granted                             21               23                10
Add - dilutive convertible
 subordinated debentures            500              500               485

                                  1,017            1,015             1,001

Net income per share            $  1.45           $ 1.29            $ 1.30



                          EXHIBIT (21)


            SUBSIDIARIES OF LATSHAW ENTERPRISES, INC.


1.   Wescon Products Company, a Delaware corporation

2.   Helton, Inc., a Tennessee corporation

3.   Coast Wire and Plastic Tech, Inc., a Delaware corporation

4.   I.H. Molding, Inc., a Texas corporation (a subsidiary of
     Wescon Products Company).

                    Report of Independent Auditors


The Shareholders and Board of Directors
Latshaw Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Latshaw Enterprises, Inc. and subsidiaries (the Company) as of
October 28, 1995 and October 29, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended October 28, 1995. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Latshaw Enterprises, Inc. and subsidiaries at October 28, 1995 and October 29, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended October 28, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Notes 5 and 6 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.


                                        /s/Ernst & Young LLP
                                        Ernst & Young LLP

Kansas City, Missouri
December 12, 1995

                 Latshaw Enterprises, Inc. and Subsidiaries

                        Consolidated Balance Sheets

                                             October 28,      October 29,
                                               1995              1994
                                                   (In Thousands)
Assets
Current assets:
 Cash and cash equivalents                   $   319          $   184
 Marketable equity securities
  (Notes 4 and 7)                                450              415
 Accounts and notes receivable,
  less allowance for doubtful
  accounts of $121,000 in 1995
  and $110,000 in 1994 (Note 4)                6,787            5,939
 Inventories (Notes 3 and 4)                   8,056            7,721
 Refundable income taxes (Note 6)                116                -
 Deferred income taxes (Note 6)                  691              663
 Prepaid expenses                                399              405
Total current assets                          16,818           15,327

Property, plant and equipment (Note 4):
 Land                                            166              166
 Buildings and improvements                    4,028            3,704
 Machinery and equipment                      12,770           11,641
 Transportation equipment                         51               48
 Furniture and fixtures                        2,167            1,938
                                              19,182           17,497
 Less accumulated depreciation
  and amortization                           (12,107)         (11,086)
                                               7,075            6,411
Noncompete agreement, less
 accumulated amortization
 of $18,000 (Note 2)                             537                -

Other assets                                     218              226
                                             $24,648          $21,964

                                              October 28,      October 29,
                                                 1995             1994
                                                     (In Thousands)


Liabilities and shareholders' equity
Current liabilities:
 Notes payable (Note 4)                     $ 3,470          $ 2,099
 Accounts payable                             2,107            2,828
 Customer deposits                              166              110
 Accrued expenses:
  Salaries, wages and commissions               587              579
  Vacation                                      435              427
  Deferred compensation                         138              160
  Insurance                                     251              176
  Property taxes                                171              151
  Other                                         338              321
 Current portion of long-term
  debt (Note 4)                                  53               49
 Current portion of noncompete
  obligation (Note 2)                           111                -
Total current liabilities                     7,827            6,900
Long-term debt, less current
 portion (Note 4)                             2,774            2,827
Noncompete obligation, less
 current portion (Note 2)                       333                -
Pensions and deferred compensation
 (Note 5)                                     1,621            1,571
Postretirement benefit obligation
 (Note 5)                                       266              288
Deferred income taxes (Note 6)                  238              172
Shareholders' equity
 (Notes 4, 7, and 8):
 Preferred stock, no par value:
  Authorized shares - 500,000,
   none issued                                    -                -
 Common stock, $2 par value:
  Authorized shares - 1,500,000
  Issued shares - 1,002,162                   2,004            2,004
 Class C common stock, $2 par value:
  Authorized shares - 1,000,000
   in 1992, none issued                           -                -
 Additional paid-in capital                   4,899            5,015
 Unrealized gains on marketable
  equity securities                              22                -
 Retained earnings                           14,965           13,636
                                             21,890           20,655
Less cost of common stock held
 in treasury, 500,187 shares
 in 1995 and 505,058 shares
 in 1994                                    (10,301)         (10,449)
                                             11,589           10,206
                                            $24,648          $21,964

See accompanying notes.

                 Latshaw Enterprises, Inc. and Subsidiaries

                      Consolidated Statements of Income

                                                       Year ended
                                    October 28,  October 29,  October 30,
                                       1995         1994         1993
                                    (In Thousands, Except Per Share Data)
Net sales                           $41,102      $38,732      $30,941
Cost of sales                        32,146       29,230       23,851
Gross profit                          8,956        9,502        7,090

Selling, general and
 administrative expenses              6,474        6,795        5,445
Interest expense                        523          361          277
Interest income                         (15)         (16)         (19)
Loss on sale of marketable
 equity securities                        -          997        2,587
Unrealized gain on marketable
equity securities                         -         (712)      (3,168)
Other - net                            (160)          13          (78)
Income before income taxes and
 cumulative effects of changes in
 accounting principles                2,134        2,064        2,046

Income tax provision (Note 6)           805          871          175
Income before cumulative effects of
 changes in accounting principles     1,329        1,193        1,871

Cumulative effects of adopting new
 methods of accounting for income
 taxes and postretirement benefits
 (Notes 5 and 6)                          -            -         (681)
Net income                          $ 1,329      $ 1,193      $ 1,190

                  Latshaw Enterprises, Inc. and Subsidiaries

                  Consolidated Statements of Income (continued)


                                                 Year ended
                                    October 28,  October 29,  October 30,
                                      1995          1994         1993
                                    (In Thousands, Except Per Share Data)
Net income per common and common
 equivalent share:
  Primary:
   Income before cumulative
    effects of changes in
    accounting principles           $   2.58     $  2.33      $  3.68
   Cumulative effects of changes
    in accounting principles               -           -        (1.34)
   Net income                       $   2.58        2.33      $  2.34

  Fully diluted:
   Income before cumulative
    effects of changes in
    accounting principles           $   1.45     $  1.29      $  1.98
  Cumulative effects of changes
    in accounting principles               -           -         (.68)
  Net income                        $   1.45     $  1.29      $  1.30

Common and common equivalent
 shares outstanding:
  Primary                                516         512          509

  Fully diluted                        1,017       1,015        1,001

See accompanying notes.

                Latshaw Enterprises, Inc. and Subsidiaries

               Consolidated Statements of Shareholders' Equity

                                    Unrealized
                                    Gains on
                       Additional  Marketable                     Total
              Common   Paid-In     Equity     Retained  Treasury  Shareholders'
              Stock    Capital     Securities Earnings  Stock     Equity
                                     (In Thousands)

Balance at
 October 31,
  1992             $2,004   $5,548      $    -     $11,253   $(10,699) $ 8,106
   Net income           -        -           -       1,190          -    1,190
   Purchase of
    112,901
    shares of
    common stock        -        -           -           -       (435)    (435)
   Contribution
    of 26,909
    shares of
    common stock
    (at market)
    to Employee
    Stock
    Ownership
    Trust               -     (447)          -           -       567      120
Balance at October
30, 1993            2,004    5,101           -      12,443   (10,567)   8,981
 Net income             -        -           -       1,193         -    1,193
 Purchase of 3,831
  shares of common
  stock                 -        -           -           -       (28)     (28)
 Contribution of
  7,059 shares of
  common stock
  (at market) to
  Employee Stock
  Ownership Trust       -      (86)          -           -      146       60
Balance at October
 29, 1994           2,004    5,015           -      13,636  (10,449)  10,206
 Adjustment to
  beginning balance
  for change in
  accounting method,
  net of income
  taxes of $5,000       -        -           9           -        -       9
 Change in unrealized
  gains, net of
  income taxes of
  $8,000                -        -          13           -        -      13
 Net income             -        -           -       1,329        -   1,329
 Purchase of 3,700
  shares of common
  stock                 -        -           -           -      (28)    (28)
 Contribution of
  8,571 shares of
  common stock
  (at market) to
  Employee Stock
  Ownership Trust       -     (116)          -           -      176       60
Balance at October
 28, 1995          $2,004   $4,899         $22     $14,965 $(10,301) $11,589

See accompanying notes.

                   Latshaw Enterprises, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows

                                                   Year ended
                                       October 28,  October 29,  October 30,
                                          1995         1994         1993
                                                 (In Thousands)
Operating activities
Net income                             $1,329       $1,193       $1,190
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Depreciation and amortization         1,570        1,395        1,024
  Deferred compensation                    28          (49)          11
  Gain on sale of property, plant
   and equipment                          (20)          (1)         (37)
  Loss on sale of marketable
   equity securities                        -          997        2,587
  Unrealized gain on marketable
   equity securities                        -         (712)      (3,168)
  Contribution to Employee Stock
   Ownership Trust funded through
   issuance of treasury stock              60           60           60
  Provision for losses on accounts
   receivable                              67           31           23
  Deferred income taxes                    25          145          242
  Postretirement benefits                 (22)         (39)         327
  Changes in operating assets and
   liabilities affecting cash and
   cash equivalents:
    Accounts and notes receivable        (723)      (1,015)        (942)
    Inventories                          (169)      (1,282)      (1,559)
    Refundable income taxes              (116)         138           33
    Prepaid expenses                      329          106          279
    Accounts payable                     (836)         474          404
    Customer deposits                      56           78          (30)
    Income taxes payable                    -            3            -
    Accrued expenses                       98          416          266
Net cash provided by operating
 activities                             1,676        1,938          710

                   Latshaw Enterprises, Inc. and Subsidiaries

                 Consolidated Statements of Cash Flows (continued)

                                                   Year ended
                                       October 28,  October 29,  October 30,
                                          1995         1994         1993
                                                 (In Thousands)

Investing activities
Proceeds from sale of marketable
 equity securities                     $      -     $    158     $   503
Purchases of property, plant
 and equipment                           (1,916)      (1,919)     (2,192)
Proceeds from sale of property,
 plant and equipment                         24           39          42
Acquisition of assets of
 I.H. Molding, Inc. and
 Coast Wire and Plastic Tech,
 Inc. (Note 2)                             (637)        (690)          -
Other                                        17           56         (11)
Net cash used in investing
 activities                              (2,512)      (2,356)     (1,658)

Financing activities
Proceeds from issuance of
 notes payable                            3,692        2,885       2,595
Principal payments of notes
 payable                                 (2,644)      (2,296)     (2,492)
Proceeds from issuance of
 long-term debt                               -          410       2,500
Principal payments of
 long-term debt                             (49)        (543)     (1,295)
Purchases of treasury stock                 (28)         (28)       (435)
Net cash provided by financing
 activities                                 971          428         873
Increase (decrease) in cash and
 cash equivalents                           135           10         (75)
Cash and cash equivalents at
 beginning of year                          184          174         249
Cash and cash equivalents at
 end of year                            $   319      $   184     $   174

See accompanying notes.

                 Latshaw Enterprises, Inc. and Subsidiaries

                  Notes to Consolidated Financial Statements

                                 October 28, 1995

1.  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Latshaw Enterprises, Inc. (the Company), its wholly-owned subsidiaries, Wescon Products Company (Wescon) and Coast Wire & Plastic Tech, Inc., its 80%- owned subsidiary Helton Incorporated (formerly Helton and Helton Sales), and Wescon's wholly-owned subsidiary, I.H. Molding, Inc. All intercompany accounts, transactions and profits have been eliminated.

Marketable Equity Securities

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after October 30, 1994. In accordance with SFAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle.

Under SFAS No. 115, marketable equity securities held by the Company are classified as available-for-sale. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in the consolidated statements of income. The cost of securities sold is based on the specific identification method. The balance of shareholders' equity as of October 30, 1994 was increased by $9,000 (net of $5,000 in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at the lower of aggregate cost or market value.

Inventories

Inventories are stated at the lower of cost using the last-in, first-out
(LIFO) method or market. Inventories of approximately $430,000 and $594,000 as of October 28, 1995 and October 29, 1994, respectively, at the Helton Incorporated subsidiary, and $98,000 as of October 28, 1995 at the I.H. Molding subsidiary are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.

                Latshaw Enterprises, Inc. and Subsidiaries

1.  Significant Accounting Policies (continued)

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes and primarily accelerated methods for income tax purposes.

Income Taxes

Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," is used in accounting for income taxes, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. On November 1, 1992, the Company adopted the provisions of SFAS No. 109. (See Note 6.)
Prior to the adoption of SFAS No. 109, income tax expense was determined in accordance with Accounting Principles Board Opinion No. 11.

Net Income Per Share

The computation of primary earnings per common and common equivalent share is based on the weighted average number of outstanding common shares and additional shares assuming the exercise of dilutive stock options.
The computation of fully diluted earnings per share further assumes conversion of the variable interest rate convertible debentures.

Credit Concentrations

The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company grants extended credit terms of up to 120 days to approved customers with established credit histories. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

The Company's cash and cash equivalents are placed in high quality, major, domestic banks which limit the amount of credit exposure.

                 Latshaw Enterprises, Inc. and Subsidiaries

1.  Significant Accounting Policies (continued)

Cash Equivalents

The Company considers all short-term, highly liquid investments purchased with maturities of three months or less to be cash equivalents.

2.  Acquisitions

On September 1, 1995, the Company acquired I.H. Molding, Incorporated (I.H. Molding). I.H. Molding is primarily engaged in the manufacture, distribution and selling of injection molding products. The total purchase price of approximately $1,226,000 was financed with available cash drawn from Wescon's bank line of credit, the assumption of certain liabilities of the selling shareholders totaling $145,000, and the issuance of a five-year noncompete agreement between the former shareholders and certain employees of I.H. Molding and the Company. Under the terms of the noncompete agreement, the Company has agreed to make five annual payments to the former I.H. Molding shareholders and employees of $111,000 per year with the first installment paid at closing. The asset related to the noncompete payments of $555,000 is being amortized using the straight line method over the term of the agreement.

On December 23, 1993, the Company acquired Coast Wire & Plastic Tech, Incorporated (Coast Wire). Coast Wire is primarily engaged in the manufacture and supply of high performance specialty electrical wire and low noise cable for commercial electronic applications. The total purchase price of approximately $690,000 was financed with available cash drawn from Wescon's bank line of credit.

Both acquisitions have been accounted for using the purchase method of accounting, and the results of operations for both companies have been included in the respective year's accompanying consolidated financial statements since the date of acquisition. The cost of both acquisitions has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. No goodwill was recorded as a result of either acquisition.

                Latshaw Enterprises, Inc. and Subsidiaries

3.  Inventories

Inventories consist of the following:

                                             October 28,      October 29,
                                                1995             1994
                                                    (In Thousands)

    Raw materials                            $5,829           $5,659
    Work-in-process and
     finished goods                           2,183            2,110
                                              8,012            7,769
    Adjustment to LIFO cost                      44              (48)
                                             $8,056           $7,721

4.  Notes Payable and Long-Term Debt

Long-term debt consists of the following:

                                             October 28,      October 29,
                                                1995             1994
                                                   (In Thousands)
Variable interest rate convertible
 debentures, interest payable
 semiannually at prime plus 1%, due
 November 8, 2022                            $2,500           $2,500

Mortgage note payable in monthly
 installments of $6,292, including
 interest at 7.5%, due January 2001             327              376
                                              2,827            2,876
Less current portion                             53               49
                                             $2,774           $2,827

The prime rate at October 28, 1995 was 8.75%. The mortgage note payable is collateralized by a real estate mortgage on a building with an approximate carrying value of $564,000 at October 28, 1995. The aggregate principal amounts of long-term debt maturing in the next five fiscal years are as follows: 1996 - $53,000; 1997 - $57,000; 1998 - $61,000; 1999 - $66,000;
and 2000 - $71,000.

                Latshaw Enterprises, Inc. and Subsidiaries

4.  Notes Payable and Long-Term Debt (continued)

On November 6, 1992, the Company issued $2,500,000 of variable interest rate debentures, due November 8, 2022. On or after January 1, 1995, the debentures are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 105% of their principal amount. The debentures are convertible at any time prior to maturity, unless previously redeemed, into the Company's common stock at a conversion price of $5 per share. A portion of the proceeds from the financing was used to retire a $1,250,000 note payable to shareholder.

At October 28, 1995, the Company, through its subsidiary, Wescon, has an unused line of credit for short-term bank borrowings of $2,900,000 remaining of the $6,000,000 available, providing for interest at prime. This line of credit is collateralized by equipment, real estate, marketable equity securities, inventories and accounts receivable. The line of credit agreement limits cash dividends, loans or other cash transfers from Wescon to the Company. At October 28, 1995, restricted net assets of Wescon were approximately $21,691,000. The Company, through its subsidiary, Helton Incorporated, also has outstanding borrowings of $125,000 at October 28, 1995 on a $350,000 bank line of credit, with interest at prime plus 1.25%. The line of credit is collateralized by inventory and accounts receivable of Helton Incorporated. The weighted average interest rate on these line of credit agreements was 9.2% and 7.9% in 1995 and 1994, respectively.

The Company finances certain property, liability, workmen's compensation, and officer and director insurance premiums and has issued notes payable totaling $323,000 and $238,000 during 1995 and 1994, respectively, under which payments are due monthly in the following year. At October 28, 1995 and October 29, 1994, the outstanding balance under these notes payable amounted to $245,000 and $169,000, respectively. The weighted average interest rate on these notes payable was 8.4% and 8.3% in 1995 and 1994, respectively.

Interest payments on notes payable and long-term debt were $493,000, $335,000 and $203,000 in 1995, 1994 and 1993, respectively.

         Latshaw Enterprises, Inc. and Subsidiaries

5.  Employee Compensation and Benefits

The Company and its subsidiaries have two defined benefit pension plans (Retirement Income Plan and Hourly Plan) covering substantially all employees. The benefits are based on years of service.

The Company's funding policy is to contribute each year the net periodic pension cost as determined according to SFAS No. 87, "Employers' Accounting for Pensions." However, the contribution for any year will not be less than the minimum required contribution nor greater than the maximum tax deductible contribution.

A summary of the net periodic pension cost for the defined benefit plans follows:

                                     1995            1994           1993
                                                (In Thousands)

Service cost - benefits earned
 during the period                   $ 126           $ 135          $ 125
Interest cost on projected
 benefit obligation                    434             406            415
Actual return on plan assets          (471)           (413)          (411)
Net amortization and deferral          (97)            (36)           (67)
                                     $  (8)          $  92          $  62

Assumptions used in accounting for the defined benefit plans were as follows:

                                     1995            1994            1993

Weighted average discount rate       8.25%           7.0%            7.0%
Rates of increase in compensation
 levels                              5.0%            5.0%            5.0%
Expected long-term rate of return
 on assets                           9.0%            8.0%            8.0%

The effect of changing the weighted average discount rate and the expected long-term rate of return on assets in 1995 was not material.

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at October 28, 1995 and October 29, 1994 for the Company's defined benefit pension plans.

                Latshaw Enterprises, Inc. and Subsidiaries

5.  Employee Compensation and Benefits (continued)

Actuarial present value of benefit obligations information is as follows:

                        October 28, 1995                  October 29, 1994
                    Retirement                         Retirement
                      Income       Hourly                Income        Hourly
                       Plan         Plan                  Plan          Plan
                                          (In Thousands)
Vested benefit
 obligation         $ 4,168        $1,180              $ 3,889         $1,008

Accumulated benefit
 obligation         $ 4,256        $1,200              $ 3,960         $1,028
Plan assets at fair
 value              $ 3,757        $1,653              $ 3,677         $1,520
Projected benefit
 obligation           4,736         1,200                4,350          1,028
Projected benefit
 obligation less
 (more) than plan
 assets                (979)          453                 (673)           492
Unrecognized net
 gain                   (27)          (36)                (255)          (115)
Unrecognized
 transition net
 asset, net of
 amortization           (89)         (229)                (102)          (262)
Net pension asset
 (liability)
 recognized in the
 consolidated
 balance sheet      $(1,095)       $  188              $(1,030)       $   115

At October 28, 1995, approximately 40% of the plans' assets were invested in U.S. Government securities and 60% were invested in Separate Pooled Fund Accounts of the plans' trustee.

The Company has an Employee Stock Ownership Trust covering substantially all employees. Company contributions are charged to expense when approved annually by the Board of Directors. In each of the last three years, the Company made a $60,000 contribution to the Employee Stock Ownership Trust which was funded by the issuance of 8,571, 7,059 and 10,909 shares of the Company's treasury stock in 1995, 1994 and 1993, respectively. The $60,000 contribution accrued at October 31, 1992 was funded through the issuance of 16,000 shares of the Company's treasury stock with a market value of $60,000 in 1993.

         Latshaw Enterprises, Inc. and Subsidiaries

5.  Employee Compensation and Benefits (continued)

Additionally, the Company has a defined contribution 401(k) plan which covers substantially all employees. The Company contributes a specified percentage of each participant's annual compensation up to certain limits as defined in the plan. For fiscal years 1995, 1994 and 1993, the Company recorded expense related to the plan of approximately $138,000, $133,000 and $114,000, respectively.

During the year ended October 30, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
This statement requires that the projected future cost of retiree health and life insurance be recognized as an expense as employees render service instead of when the benefits are paid. The cumulative effect as of November 1, 1992 of adopting SFAS No. 106 decreased net income by $241,000, net of the related tax effect of $124,000 ($0.47 per share - primary and $0.24 per share - fully diluted). The effect of changes in the plan and actuarial assumptions during the year resulted in a net decrease of the postretirement benefit costs of approximately $38,000.

The Company has supplemental retirement agreements with certain former officers. Expenses of $172,000, $124,000 and $128,000 have been recognized in 1995, 1994 and 1993, respectively, related to these agreements.

6.  Income Taxes

Effective November 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 as of November 1, 1992 decreased net income by $440,000 ($0.87 per share - primary and $0.44 per share - fully diluted). The application of the new income tax rules had an immaterial effect on net income during the year ended October 30, 1993.

           Latshaw Enterprises, Inc. and Subsidiaries

6.  Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company's deferred tax assets and liabilities as of October 28, 1995 and October 29, 1994, are as follows:

                                               1995             1994
                                                   (In Thousands)
Deferred tax assets:
 Capital loss carryforward on
 marketable equity securities                  $1,398           $1,398
 Pension and deferred compensation
 accrual                                          697              675
 Vacation accrual                                 170              166
 Postretirement benefit obligation                104              112
 Workers' compensation accrual                     98               69
 Other - net                                      149              109
 Total deferred tax assets                      2,616            2,529

Deferred tax liabilities:
 Depreciation                                    (379)            (317)
 Tooling amortization                            (249)            (186)
 Prepaid insurance                               (120)            (104)
 Other - net                                      (30)             (33)
Total deferred tax liabilities                   (778)            (640)
                                                1,838            1,889
Valuation allowance for deferred tax
 assets                                        (1,385)          (1,398)
Net deferred tax assets                       $   453          $   491

             Latshaw Enterprises, Inc. and Subsidiaries

6.  Income Taxes (continued)

The income tax provision (benefit) consists of the following:

                                  1995             1994             1993
                                              (In Thousands)
Current:
 Federal                          $650             $661             $249
 State                             130               65                -
 Total current                     780              726              249
Deferred:
 Federal                            22              130              (63)
 State                               3               15              (11)
Total deferred                      25              145              (74)
                                  $805             $871             $175

A reconciliation of the income tax provision to the amounts computed at the federal statutory rate is as follows:

                                  1995            1994             1993
                                             (In Thousands)

Provision at statutory rate       $726            $702             $696
State income taxes, net of
 federal tax benefit                88              53                -
Change in valuation reserve        (13)            238             (561)
Contribution of qualified use
 property                            -             (43)               -
Other                                4             (79)              40
                                  $805            $871             $175

The change in the valuation reserve for the year ended October 29, 1994 is principally attributable to the effect of increased capital loss carryforwards resulting from the sale of marketable equity securities in 1994, net of the $712,000 reduction of cumulative unrealized capital losses on marketable equity securities, on which valuation reserves were previously provided.

           Latshaw Enterprises, Inc. and Subsidiaries

6.  Income Taxes (continued)

The change in the valuation reserve for the year ended October 30, 1993 is principally attributable to the $3,168,000 reduction of cumulative unrealized capital losses on marketable equity securities, on which valuation reserves were previously provided, net of the effect of increased capital loss carryforwards resulting from the sale of marketable equity securities in 1993. The valuation reserve was further reduced by $250,000 due to the effect of the improved profitability of the Company operations in 1993 on the estimated realizability of certain deferred tax assets in the future years.

Income tax payments were $892,000, $725,000 and $406,000 in 1995, 1994 and 1993, respectively. In addition, the Company received income tax refunds of $140,000 and $190,000 in 1994 and 1993, respectively.

7.  Marketable Equity Securities

The following is a summary of available-for-sale marketable equity securities:

                                       October 28,     October 29,
                                         1995              1994
                                             (In Thousands)
         Cost                          $415            $415
         Gross unrealized gains          35              15
         Gross unrealized losses          -              (1)
         Estimated fair value          $450            $429

8.  Stock Options

The Company has a stock benefit plan that provides for the purchase of the Company's stock by key employees at the fair market value of the shares at the date of grant. Shareholders approved the employee stock benefit plan in fiscal 1988, and 60,000 common shares were reserved for stock options. The terms of options are determined at the discretion of the Compensation Committee of the Board of Directors, except that no option shall be fully or partially exercisable less than one year or more than 10 years after the date of grant. Options currently granted become exercisable in increasing amounts on each anniversary date of the grant over the four years following the date of grant.

               Latshaw Enterprises, Inc. and Subsidiaries

8.  Stock Options (continued)

During 1988, options for the purchase of 50,000 shares were granted at an exercise price of $18 per share. During 1990, shareholders approved a stock option exchange plan under which 15,000 of these options were exchanged for the same number of options at an exercise price of $15 per share, the fair market value of the Company's stock on the exchange date. The remaining 35,000 options expired during 1993. On February 3, 1993, options for the purchase of 45,000 shares were granted at an exercise price of $5 per share, the fair market value of the Company's stock on the date of grant. The options to purchase 15,000 shares, issued in connection with the stock option exchange plan discussed above, expired in 1995. There were no stock options granted in 1994 or 1995.

There have been no stock options canceled (except as related to the stock option exchange plan) or exercised since the inception of the plan. At October 28, 1995, of the 45,000 outstanding options, there were 13,500 options exercisable under the stock benefit plan.

9.  Commitments and Contingencies

The Company has entered into noncancelable operating leases for office, manufacturing and warehouse space, automobiles and certain equipment. The remaining commitments for future minimum lease payments under these leases (in thousands) are as follows:

                     1996              $240
                     1997               123
                     1998                61
                     1999                14
                                       $438

Total rent expense for the years ended October 28, 1995, October 29, 1994 and October 30, 1993 was $304,000, $262,000 and $155,000, respectively.

At October 28, 1995, the Company is contingently liable for letters of credit outstanding totaling $1,680,000, which guarantee various trade and insurance activities.

               Latshaw Enterprises, Inc. and Subsidiaries

9.  Commitments and Contingencies (continued)

The Company has been identified as a potentially responsible party by the United States Environmental Protection Agency (EPA) concerning the disposal of hazardous substances at the Doepke-Holliday Super Fund Site (the Site) in Johnson County, Kansas. The EPA informed the Company that it had information indicating that wastes from the Company were disposed at the Site.

On April 1, 1994, the EPA sent a draft consent decree indicating a desire to negotiate a remedial action. The EPA has released an estimate of between $9,000,000 and $11,500,000 for the total clean up and response costs at the Site.

The Company has been asked to participate in the Holliday Remediation Task Force (the Task Force), a group of potentially responsible parties for the Site. The Task Force currently has 40 active members and is negotiating participation by other potentially responsible parties. The parties who join the Task Force must agree to participate at one of five specified levels of contribution based on the Task Force's assessment of liability and to pay a portion of future response and remediation costs based on their specified level of contribution. The Company has agreed to join the Task Force and participate in the third contribution level. The Company estimates the remaining amount of financial contribution, including legal and consulting costs associated with the contingency, that may yet be required at the third highest contribution level at approximately $125,000.

At October 28, 1995 and October 29, 1994, other accrued expenses includes a current liability of $125,000 and $150,000, respectively, relating to this contingency. As a result of this matter, the Company has requested copies of insurance policies that were in effect during the period the contamination allegedly took place. The Company plans to evaluate the coverage that existed during this period and determine whether a claim should be filed with the carrier. The Company's ability to obtain contribution from the insurance carrier is not ascertainable at this time.

It is the opinion of management, based on currently available information, that remaining costs to be incurred through participation in the Task Force are not likely to materially vary from the amount accrued at October 28, 1995.

             Latshaw Enterprises, Inc. and Subsidiaries

10.  Industry Information

The Company is a manufacturer and marketer of mechanical controls, cable devices, wire and screw machine parts, and precision injection molded and vacuum-formed plastic parts for use primarily by original equipment manufacturers. The Company also buys, or manufactures and markets, a limited number of consumer products for resale in the retail market. Sales to one customer accounted for 12% of net sales in 1995, and sales to two customers accounted for 24% and 26% of net sales in 1994 and 1993, respectively.

             Latshaw Enterprises, Inc. and Subsidiaries

                          Five-Year Summary

                       1995         1994        1993         1992        1991
                                (In Thousands, Except Per Share Data)
Summary of operations
Net sales             $41,102     $38,732      $30,941      $26,366    $20,775
Cost of sales          32,146      29,230       23,851       21,615     18,250
Gross profit            8,956       9,502        7,090        4,751      2,525

Selling, general
 and administrative
 expenses               6,474       6,795        5,445        5,301      4,587
Interest expense          523         361          277          227        591
Interest income           (15)        (16)         (19)         (41)       (19)
Loss (gain) on sale
 of marketable equity
 securities                 -         997        2,587         (333)     1,045
Unrealized gain on
 marketable equity
 securities                 -        (712)      (3,168)         (30)    (1,680)
Other - net              (160)         13          (78)         (55)      (145)
Income (loss) before
 income taxes,
 extraordinary item
 and cumulative effects
 of changes in
 accounting principles  2,134       2,064        2,046         (318)   (1,854)

Income tax provision
 (benefit)                805         871          175         (108)     (596)
Income (loss) before
 extraordinary item
 and cumulative
 effects of changes
 in accounting
 principles             1,329       1,193        1,871         (210)   (1,258)

Extraordinary item -
 tax benefit
 from utilization
 of capital loss
 carryforwards             -           -             -          124       216
Income (loss) before
 cumulative effects of
 changes in accounting
 principles            1,329        1,193         1,871         (86)   (1,042)

Cumulative effects
 of adopting
 new methods
 of accounting
 for income taxes
 and postretirement
 benefits                  -            -          (681)          -         -
Net income (loss)    $ 1,329      $ 1,193       $ 1,190      $  (86)  $(1,042)

                       Latshaw Enterprises, Inc. and Subsidiaries

                             Five-Year Summary (continued)


                       1995         1994        1993         1992        1991
                                (In Thousands, Except Per Share Data)
Common stock data
Net income (loss)
 per common and
 common equivalent
 share:
  Primary              $  2.58      $  2.33     $  2.34   $  (.15)   $ (1.80)
  Fully diluted        $  1.45      $  1.29     $  1.30   $  (.15)   $ (1.80)
Book value per share   $ 23.09      $ 20.53     $ 18.18   $ 13.98    $ 14.17

Weighted average
 common and common
 equivalent shares
 outstanding:
  Primary                  516          512         509       586       580
  Fully diluted          1,017        1,015       1,001       586       580

Balance sheet data
Current assets         $16,818      $15,327     $13,011   $10,411   $14,115
Property, plant and
equipment - net          7,075        6,411       5,843     4,680     4,541
Deferred income taxes        -            -           -       339       113
Noncompete agreement       537            -           -         -         -
Other assets               218          226         212       201       179
                       $24,648      $21,964     $19,066   $15,631   $18,948

Current liabilities    $ 7,827      $ 6,900     $ 5,379   $ 4,258   $ 8,760
Long-term debt           2,774        2,827       2,775     1,764       467
Noncompete obligation      333            -           -         -         -
Pensions and deferred
 compensation            1,621        1,571       1,528     1,503     1,528
Postretirement benefit
 obligation                266          288         327         -         -
Deferred income taxes      238          172          76         -         -
Shareholders' equity    11,589       10,206       8,981      8,106    8,193
                       $24,648      $21,964     $19,066    $15,631  $18,948

Working capital        $ 8,991      $ 8,427     $ 7,632    $ 6,153  $ 5,355